September 20, 2023

CONFIDENTIAL – VIA EDGAR

United States Securities and Exchange Commission

Division of Corporate Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Attn: Vanessa Robertson

  Daniel Gordon

Re: Synlogic, Inc. Form 10-K for the fiscal year ended December 31, 2022

Filed March 29, 2023

File No. 001-37566

Ladies and Gentlemen:

On behalf of Synlogic, Inc. (the “Company” or “Synlogic”), please find this letter in response to the comment letter, dated September 11, 2023, of the staff of the Division of Corporation Finance (the “Staff”) in reference to the Company’s Annual Report on Form 10-K filed on March 29, 2023.

In order to facilitate the Staff’s review, we have repeated the comment in its entirety in italicized text followed by the Company’s response.

Form 10-K for the fiscal year ended December 31, 2022

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Financial Overview

Research and Development Expense, page 83

Annual Report on Form 10-K

General

1.

Please revise your future filings to break out the amounts incurred for internal research and development expenses by nature or type of expense (i.e. employee related expenses) for each period presented.

Response: The Company acknowledges the Staff’s letter and confirms that it will revise its future filings to break out the amounts incurred for internal research and development expenses by nature or type of expense (i.e. employee related expenses) for each period presented.

301 Binney Street, Suite 402, Cambridge, MA 02142 | www.synlogictx.com

If you have any questions or comments in connection with this letter please contact the undersigned by phone at (978) 269-7662 or via e-mail at Michael.jensen@synlogictx.com.

Sincerely,

/s/ Michael Jensen
Michael Jensen
Chief Financial Officer

cc:	Daniel Bagliebter, Esq., Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

Nishant Dharia, Esq., Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

301 Binney Street, Suite 402, Cambridge, MA 02142 | www.synlogictx.com